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       TOYOTA TO CREATE WORLDWIDE FINANCIAL SERVICES COMPANY
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TORRANCE, Calif., April 18, 2000 - Toyota Motor Corporation (TMC) today announced the creation of Toyota Financial Services Corporation (TFS), which will oversee Toyota's worldwide financial service operations. The new company will be a wholly owned subsidiary of TMC and eventually will assume ownership of Toyota's existing finance operations in 16 countries, including the United States. TFS is scheduled to begin operations in July 2000 and will be headquartered in Nagoya, Japan.
     In addition, TMC announced the establishment of Toyota Financial Services Securities Corporation, a subsidiary of TFS, which will offer a variety of consumer financial services in Japan to holders of a Toyota credit card slated to debut in April 2001.
     By positioning all of its financial operations under one umbrella, TFS intends to strengthen Toyota's financial business, speed decision-making and improve planning and management processes. Combined, these operations serve more than 3 million customers. TFS intends to expand this network to a total of more than 30 countries in the future.
     In the United States, TFS is scheduled to assume ownership of Toyota Motor Credit Corporation (TMCC) and Toyota Motor Insurance Services (TMIS) in October 2000. TMCC and TMIS are currently subsidiaries of Toyota Motor Sales, USA, Toyota's American sales and distribution arm. TMCC and TMIS provide a wide range of automotive financing and leasing products, dealership inventory financing and extended service contracts for more than 1,400 Toyota, Lexus, Toyota Industrial Equipment and Toyota Marine Sports dealers.
     TMCC and TMIS adopted the Toyota Financial Services brand identity in December 1999 and will continue to operate under the TFS brand umbrella. No changes in U.S. operations, staffing or services to consumers or dealers are expected as a result of the organizational change.
     "Service to our customers and support for our dealers will remain our top priorities," said George Borst, Toyota's senior vice president in charge of U.S. financial service operations. "With the global strength of TFS behind our U.S. finance operations, we will be even more competitive in the future."
     Established in 1982, TMCC has more than $25 billion in assets, making it the third-largest captive finance company in the U.S. automotive industry and 13th among all finance companies in the nation. TMCC employs approximately 2,800 people nationwide and has 34 branch offices located in 21 states plus Puerto Rico.

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